UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                        In the Matter of                                                        CERTIFICATE PURSUANT
                                                                                                                              TO
     SYSTEM ENERGY RESOURCES, INC.                                                  RULE 24

                        File No. 70-7604

  (Public Utility Holding Company Act of 1935)

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                         This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by System Energy Resources, Inc. ("SERI") in its Application-Declaration, as amended, in the above file, as amended, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission (the “Commission”) with respect thereto dated February 21, 1989, and the supplemental orders of the Commission dated February 23, 1989,  July 7, 1989, January 24, 1996 and August 22, 2000.

                         On February 12, 2004, SERI executed a Consent Agreement with River Fuel Funding Company #3, Inc. (“RFFC”) consenting to the issuance by RFFC of $50,000,000 Intermediate Term Secured Notes, 4.05% Series E due February 15, 2009 (the “Series E Notes”).  SERI also executed Supplemental Instructions to The Bank of New York, as Trustee (“Trustee”) under the Trust Agreement dated as of February 22, 1989, among JPMorgan Chase Bank, as successor Trustor, the Trustee and SERI authorizing the Trustee to cause RFFC to enter into separate Secured Note Agreements with the Purchasers named therein for the sale of the Series E Notes.

                         Attached hereto and incorporated by reference are the constituent documents to the transaction in definitive form.

Exhibit B-1(g)  -           SERI’s Consent pursuant to Fuel Lease

Exhibit B-2(g)  -           Supplemental Instructions pursuant to Trust Agreement.

Exhibit B-4(g)  -           Secured Note Agreement entered into between RFFC and the Purchaser named therein.

Exhibit B-4(h)  -           Secured Note Agreement entered into between RFFC and the Purchaser named therein.

Exhibit B-4(i)   -           Secured Note Agreement entered into between RFFC and the Purchaser named therein.

Exhibit B-4(j)   -           Secured Note Agreement entered into between RFFC and the Purchaser named therein.

Exhibit B-6(e)  -           Letter Agreement executed by SERI.

            Defined terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Application, as amended.

                        IN WITNESS WHEREOF, SERI has caused this certificate to be executed this 26th day of February, 2004.

                                                                                         SYSTEM ENERGY RESOURCES, INC.

                                                                                        By:  /s/ Frank Williford
                                                                                                     Frank Williford
                                                                                                Assistant Treasurer